UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED
(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXPLANATORY NOTE

On April 6, 2009, Samson Oil & Gas Limited (the “Company”) filed a Form 6-K (the “Original Form 6-K”) with the U.S. Securities and Exchange Commission (the “SEC”) to report the re-issuance of the audit report and the consolidated financial statements for the year ended June 30, 2008.  This Form 6-K/A is being filed to amend the Original Form 6-K  to report another re-issuance of the audit report filed with the Original Form 6-K in order to: (a) eliminate the dual dating of the audit report as of December 16, 2008 and March 25, 2009 and (b) correct Footnote 1 to the consolidated financial statements to update the date of the Company’s board authorization of the re-issuance of such consolidated financial statements to reflect March 25, 2009.  This second re-issuance of the audit report was determined to be required under IFRS.  The re-issued consolidated financial statements do not change the Company’s actual accounts during the year ended June 30, 2008, in any way; rather, this re-issuance was done to ensure that the Company is in full compliance with all applicable accounting obligations.

Exhibit 99.2 to this Form 6-K/A includes an updated audit report as of March 25, 2009 and certain updates to the consolidated financial statements for the year ended June 30, 2008, in order to reflect (i) the correct date of the Company’s board authorization of the re-issuance of the consolidated financial statements, (ii) the covenant violation under the convertible loan agreement with Macquarie as at December 31, 2008 , (iii) the waiver of the covenant violation granted by Macquarie on March 25, 2009, (iv) the hedging requirements imposed by Macquarie as a condition of that waiver,  and (v) the potential for an another covenant violation as at March 31, 2009 and the Company’s expectations with respect thereto.  Finally, the Form 6-K/A also contains updated disclosure under Notes 12 and 29 with respect to the impairment of oil and gas properties due to the decrease in commodity prices.

Generally, the consolidated financial statements and audit report filed with this Form 6-K/A do not modify or update any other disclosures presented in the Original Form 6-K, except for those set forth above.  Other than as described above, this Form 6-K/A does not reflect events occurring after the original filing of the consolidated financial statements for the year ended June 30, 2008 on Form 20-F on December 19, 2008 (the “Form 20-F”) or the filing of the Original Form 6-K, or modify or update those disclosures. Information not affected by the matters described above is unchanged and reflects the disclosure made at the time of the filing of the Form 20-F except as previously updated in the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: July 10, 2009	/s/ Robyn Lamont
Name: Robyn Lamont
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.2	Audited Financial Statements for the year ended June 30, 2008